UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Announces Appointment of Dr. Abdul Mullick to Board of Directors

On May 17, 2022, the Board of Directors (the “Board”) of Mereo BioPharma Group plc (the “Company”) appointed Dr. Abdul Mullick to the Board, effective immediately. Following Dr. Mullick’s appointment the Board will consist of ten members. Following the Company’s Annual General Meeting, Dr. Peter Fellner stepped down as chair of the Board and is being replaced by Michael Wyzga, who will serve as chair of the Board going forward.

Dr. Mullick currently serves as President & Chief Executive Officer of Kyowa Kirin International plc (“KKI”), a subsidiary of Kyowa Kirin Co., Ltd. (TSE:4151) the Japan-based global specialty pharmaceutical company. During his four years at KKI, Dr. Mullick successfully led the launch of two new rare disease products across Europe, the Gulf Cooperation Council Markets (GCC) and other growth markets, including for the treatment of X-linked hypophosphatemia, a disease characterized by low levels of phosphate in the blood. He also led a drive to enhance patient and customer care, resulting in improved profitability, as well as accelerating the digital transformation across the entire value chain. Prior to KKI, Dr. Mullick held senior positions at Vifor Pharma as Head of Global Strategic Marketing, Novartis as Global Head of the Diabetes Franchise and at Sanofi where he held roles at the country, regional and global levels. Most notably, he spent over eight years at Genzyme leading rare and ultra-rare disease businesses in Europe, Asia (including China and Japan) and the United States, as well as heading the rare disease global strategy and marketing function. Dr. Mullick graduated with a PhD in Molecular Biology from Bristol University in the UK.

Michael Wyzga has served on our Board since April 2019. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Adagio Therapeutics, Inc. and LogicBio and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Exact Sciences Corporation, Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

There are no arrangements or understandings between Dr. Mullick, Mr. Wyzga and any other persons in connection with the appointments described above. Dr. Mullick and Mr. Wyzga do not have any family relationships with any executive officer or director of the Company, and none of them is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Each of Dr. Mullick and Mr. Wyzga will receive compensation as non-employee directors in accordance with the non-employee director compensation practices described in the Company’s filings with the Securities and Exchange Commission.

On May 17, 2022, the Company issued a press release announcing Dr. Mullick’s appointment, a copy of which is furnished as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibit Index

Exhibits

99.1	Press release dated May 17, 2022 titled “Mereo BioPharma Announces Appointment of Dr. Abdul Mullick to Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel